Mail Stop 3720

March 22, 2007

Ms. Mary Jane Raymond
Chief Financial Officer
Hudson Highland Group, Inc.
622 Third Avenue
New York, NY 10017

Re: **Hudson Highland Group, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 0-50129

Dear Ms. Raymond:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director